Exhibit 99.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this annual report on Form 40-F of our report dated November 29, 2023, relating to the consolidated financial statements of TRX Gold Corp. for the years ended August 31, 2023, and 2022, which appears in TRX Gold Corp.’s Annual Report on Form 40-F for the year ended August 31, 2023, and which is incorporated by reference to TRX Gold Corp.’s Registration Statements on Form F-3 (File Nos. 333-248210; 333-250146; 333-252876 and 333-255526) and Form S-8 (File No. 333-234078) and to the reference to us under the heading “Experts” in the Prospectus of such Registration Statements.

/s/ Dale Matheson Carr-Hilton Labonte LLP

DALE MATHESON CARR-HILTON LABONTE LLP

Chartered Professional Accountants

Vancouver, Canada

November 29, 2023